K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 26, 2017

EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Eagle Capital Appreciation Fund File Nos. 002-98634 and 811-04338 Eagle Growth & Income Fund File Nos. 033-07559 and 811-04767 Eagle Series Trust File Nos. 033-57986 and 811-07470

Preliminary Proxy Statement

Ladies and Gentlemen:
Transmitted herewith for filing on behalf of Eagle Capital Appreciation Fund (“ECAF”), Eagle Growth & Income Fund (“EGIF”) and Eagle Series Trust (each, a “Trust,” and together, the “Trusts”), on behalf of ECAF, EGIF and the separate series of Eagle Series Trust (each, a “Fund,” and together, the “Funds”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a preliminary proxy statement (“Preliminary Proxy Statement”) to be used in connection with a Special Joint Meeting of Shareholders of each Fund to be held on August 16, 2017.  The Preliminary Proxy Statement consists of a Letter to Shareholders, a Notice of Special Joint Meeting of Shareholders, Shareholder Questions and Answers, the Preliminary Proxy Statement and form of proxy.

The Preliminary Proxy Statement asks shareholders of each Trust to consider and vote upon proposals to (i) approve an Agreement and Plan of Reorganization and Termination pursuant to which each Fund will be reorganized into a corresponding new series of Carillon Series Trust, a newly established Delaware statutory trust; and (ii) implement “multi-manager” arrangements for each Fund whereby the Fund’s investment adviser, subject to approval by the Fund’s Board of Trustees, would be able to select subadvisers to manage all or a portion of the assets of the Fund and materially amend subadvisory agreements with subadvisers that are affiliated or unaffiliated with the investment adviser or the Fund, without obtaining shareholder approval.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

U.S. Securities and Exchange Commission
May 26, 2017

/s/ Kathy K. Ingber

cc:        Susan L. Walzer
Daniel R. Dzibinski
   Eagle Asset Management, Inc.